Exhibit 95(a)

Mine Safety Disclosures

Safety is a top priority in all our businesses, and accordingly, it is a key component of our focus on operational excellence, our employee performance reviews and employee compensation. Our health and safety program objectives are to prevent workplace accidents and ensure that all employees return home safely and comply with all regulations.

We currently own and operate 12 surface lignite coal mines in Texas to provide fuel for our electricity generation facilities. These mining operations are regulated by the US Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977, as amended (the Mine Act), as well as other regulatory agencies such as the RRC. The MSHA inspects US mines, including ours, on a regular basis and if it believes a violation of the Mine Act or any health or safety standard or other regulation has occurred, it may issue a citation or order, generally accompanied by a proposed fine or assessment. Such citations and orders can be contested and appealed to the Federal Mine Safety and Health Review Commission (FMSHRC), which often results in a reduction of the severity and amount of fines and assessments and sometimes results in dismissal. The number of citations, orders and proposed assessments vary depending on the size of the mine as well as other factors.

Disclosures related to specific mines pursuant to Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K sourced from data documented at January 3, 2013 in the MSHA Data Retrieval System for the twelve months ended December 31, 2012 (except pending legal actions, which are at December 31, 2012), are as follows:

Mine (a)	Section 104 S and S Citations (b)	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed (c)	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to Have Pattern Under Section 104(e)	Legal Actions Pending at Last Day of Period (d)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Beckville	2	—	—	—	—	25	—	—	—	6	2	2
Big Brown	7	—	—	—	—	6	—	—	—	3	3	2
Kosse	10	—	—	—	—	144	—	—	—	5	2	—
Oak Hill	—	—	—	—	—	1	—	—	—	2	—	—
Sulphur Springs	4	—	—	—	—	6	—	—	—	1	1	4
Tatum	3	—	—	—	—	5	—	—	—	2	—	—
Three Oaks	8	—	1	—	—	76	—	—	—	3	2	1
Turlington	—	—	—	—	—	—	—	—	—	1	1	—
Winfield South	1	—	—	—	—	1	—	—	—	1	1	1
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(a)	Excludes mines for which there were no applicable events.

(b)	Includes MSHA citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(c)
Total value in thousands of dollars for proposed assessments received from MSHA for all citations and orders issued in the twelve months ended December 31, 2012, including but not limited to Sections 104, 107 and 110 citations and orders that are not required to be reported.

(d)	Pending actions before the FMSHRC involving a coal or other mine. All 24 are contests of proposed penalties.